SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A1
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Intelect Communications, Inc.
(formerly Challenger International, Ltd.)
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

157582107
(CUSIP Number)

Robert T. Arnold
Meridian Fund, Ltd.
601 Jefferson, Suite 4000
Houston, Texas 77002
(713) 651-2310
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 1997
(Date of Event which Requires
Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
 Schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

CUSIP No. 359065109


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Meridian Fund, Ltd.
                 76-0434398

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)   [  ]
           (b)   [ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS
                 WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
                 [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Texas

                      5     SOLE VOTING POWER
                            Original: 570,000 shares of Common Stock
     NUMBER                       Amendment: 570,000 shares of Common Stock
      SHARES                ---------------------------------------------------
BENEFICIALLY          6     SHARED VOTING POWER
   OWNED BY                 0 shares of Common Stock
        EACH          ---------------------------------------------------------
  REPORTING           7     SOLE DISPOSITIVE POWER
     PERSON                 Original: 570,000 shares of Common Stock
       WITH                 Amendment: 570,000 shares of Common Stock
                      ---------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER
                            0 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 Original: 570,000 shares of Common Stock
                 Amendment: 570,000 shares of Common Stock



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
                 [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 Original: 5.2%
                 Amendment:  2.4%

14   TYPE OF REPORTING PERSON
                 PN

Item 1.  Security and Issuer.

     The security to which this statement relates is the Common Stock, $.01 par value per share (the Common Stock), of Intelect Communications, Inc., a Delaware
 corporation (formerly
Challenger International, Ltd., a Bermuda corporation) (the Company).  The principal offices
of the Company are located at Reid House, 31 Church St., P. O. Box HM 1437,
 Hamilton,
Bermuda, HMF.

Item 2.  Identity and Background.

     This Schedule 13D is filed by Meridian Fund, Ltd. (Meridian). Meridian is a Texas limited partnership, whose principal executive offices are located at 601
 Jefferson, Suite 4000,
Houston, Texas 77002.  Meridian is an investment fund whose objective is to achieve capital
growth primarily through long-term investments in the equity or equity-related securities of a
relatively small number of companies.

     Pursuant to General Instruction C for Schedule 13D, set forth below is certain information concerning (i) each executive officer and director (or similar person) of Meridian,
(ii) each person controlling Meridian and (iii) each executive officer and director (or similar person) of such controlling person.

     The general partner of Meridian is Meridian Advisors, Ltd., a Texas limited partnership whose principal executive offices are located at 601 Jefferson, Suite 4000,
 Houston, Texas 77002.
The general partner of Meridian Advisors, Ltd. is Meridian Group, Inc., whose principal
executive offices are located at 601 Jefferson, Suite 4000, Houston, Texas
 77002.  Meridian
Group, Inc. is currently owned and controlled by Charles Miller and Robert T.
 Arnold.  No other
person controls Meridian.

     Charles Miller has his principal business address at 601 Jefferson, Suite 4000, Houston,
Texas 77002.  His principal occupation is as Chairman of Meridian Advisors,
 Ltd., which has its
principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002.
  He is a citizen
of the United States.

     Robert T. Arnold has his principal business address at 601 Jefferson, Suite 4000, Houston,
Texas 77002.  His principal occupation is as President and Chief Executive
 Officer of Meridian
Advisors, Ltd., which has its principal business address at 601 Jefferson,
 Suite 4000, Houston,
Texas 77002.  He is a citizen of the United States.

     The executive officers of Meridian Group, Inc. are: Charles Miller (Chairman of the
Board) and Robert T. Arnold (President, Chief Executive Officer, Secretary and
 Treasurer).  The
directors of Meridian Group, Inc. are: Charles Miller and Robert T. Arnold.
  Information
concerning Mr. Miller and Mr. Arnold is furnished above.

     During the last five years, none of Meridian, Meridian Advisors, Ltd., Meridian Group,
Inc., Mr. Miller or Mr. Arnold has been convicted in a criminal proceeding
 (excluding traffic
violations or similar misdemeanors).  During the last five years, none of
 Meridian, Meridian
Advisors, Ltd., Meridian Group, Inc., Mr. Miller or Mr. Arnold has been a party to a civil
proceeding of a judicial or administrative body of competent jurisdiction and as a result of such
proceeding was or is subject to a judgment, decree or final order enjoining future violations of,
or prohibiting or mandating activities subject to, federal or state securities laws or finding any
violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required by Meridian to purchase the Common Stock from the Company was $1,551,906.  All funds used to purchase such securities were obtained from
the working capital of Meridian and no part of the purchase price for the securities consisted of
borrowed funds.

Item 4.  Purpose of Transaction.

     The purpose of the purchase of the Common Stock by Meridian is for general investment purposes.

     Meridian intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments,
including, but not limited to, general economic and business conditions and money market and
stock market conditions,  Meridian may determine to increase or decrease its equity interest in
the Company by acquiring additional shares of Common Stock or by disposing of all or a portion
of its holdings of Common Stock, subject to any applicable legal and contractual restrictions on
its ability to do so.

     Meridian made the following purchases of Common Stock through broker transactions:
6/02/95: 50,000 shares, 6/05/95: 360,000 shares, 6/09/95: 100,000 shares and
 6/30/95: 60,000
shares.

     Except as set forth herein, Meridian does not have any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing
vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the
Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of
 1934 (the Exchange
Act); or

     (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b)   At the date of the original 13D, Meridian had the sole power to vote and
dispose of 570,000 shares of the Common Stock.  The Common Stock held by
 Meridian
represented approximately 5.2% of the 10,916,475 shares of Common Stock outstanding as of
February 15, 1995, based on information provided in the Company's Notice of Annual Meeting
to be held April 26, 1995.

     At the date of this Amendment, Meridian has the sole power to vote and dispose of
570,000 shares of the Common Stock.  The Common Stock held by Meridian represents
approximately 2.4% of the 23,954,978 shares of Common Stock outstanding as of November 4,
1997, based on information provided in the Company's Form 10-Q for the quarter ended
September 30, 1997.

     Except as described herein, Meridian does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Common Stock.

     To the knowledge of the Meridian, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock.

     (c) Except as stated herein, no transactions in shares of Common Stock were effected during the past 60 days by Meridian or, to the best of its knowledge, any of the individuals
identified in Item 2.

     (d)   Not applicable.

     (e)   SUBSEQUENT TO THE ORIGINAL FILING OF THE 13D, BY NOVEMBER
4, 1997, INTELECT COMMUNICATIONS, INC. ISSUED ADDITIONAL SHARES OF COMMON STOCK, BRINGING MERIDIAN'S HOLDINGS TO LESS THAN 5% OF THE 23,954,978 SHARES OF INTELECT OUTSTANDING AS OF NOVEMBER 4, 1997, BASED ON INFORMATION PROVIDED IN THE COMPANY'S 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 1997.

Item 6.  Contracts, Arrangements, Understandings or
       Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

None.

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  March 16, 1998


                                  Meridian Fund, Ltd.

                                  By Meridian Advisors, Ltd., its General
 Partner

                                  By Meridian Group, Inc., its General
 Partner



                                  By:  /s/ ROBERT T. ARNOLD
                                  Name: Robert T. Arnold
                                  Title: President and Chief Executive
 Officer